FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2002

CITY TELECOM (H.K.) LIMITED
(Translation of registrant’s name into English)

14-16 Floors
Trans Asia Centre
18 Kin Hong Street
Kwai Chung
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

City Telecom (H.K.) Ltd. (the “Company”) is furnishing under cover of Form 6-K a press announcement dated December 3, 2002, relating to the effect on the Company of a statement by the Office of the Telecommunications Authority.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)

EFFECT OF THE STATEMENT OF THE TELECOMMUNICATIONS AUTHORITY ON 30 NOVEMBER 2002 ON THE COMPANY

The Company expects to receive a refund of universal service contributions paid in respect of the period from 1 January to 31 December 2000 in the sum of approximately HK$41 million and provisional refund of universal service contributions paid in respect of the period from 1 January 2001 to 30 June 2002 in the sum of approximately HK$56 million, as a result of a statement on Universal Services Contribution – Confirmed Level for 2000 and Provisional Level on and after 1 January 2001 issued by the Office of the Telecommunications Authority (“OFTA”) on 30 November 2002.

On 30 November 2002 OFTA issued a statement (the “Statement”) on Universal Services Contribution - Confirmed Level for 2000 and Provisional Level on and after 1 January 2001. The Statement sets forth the findings of the Telecommunications Authority’s review of net universal service costs for the year 2000, confirms the actual universal services contribution (“USC”) payable by USC-contributing parties for the year 2000 and revises the provisional USC payable for the period after 1 January 2001 to be retrospectively applied from 1 January 2001 until the determination of the actual level. In accordance with and as a result of the Statement, the Company, being a USC-contributing party, expects to receive a refund of USC paid in respect of the period from 1 January to 31 December 2000 in the sum of approximately HK$41 million and a provisional refund of USC paid in respect of the period from 1 January 2001 to 30 June 2002 in the sum of approximately HK$56 million (collectively the “Refunds”).

The Refunds are payable to the Company by PCCW-HKT Telephone Ltd. and will be paid through Citibank in accordance with OFTA’s statement of 25 January 2000. The actual total amount of the Refunds is subject to confirmation (particularly in the case of the provisional refund in respect of USC paid in respect of the period from 1 January 2001 to 30 June 2002 as the level announced in the Statement is subject to change until determination of the actual level by OFTA). No specific date by which payment of the Refunds will be made to the Company has been prescribed by OFTA or communicated to the Company by Citibank. Accordingly, shareholders and warrantholders of the Company and investors are advised to take caution in dealing in the shares and the warrants of the Company.

The Company will publish a further announcement on the effect of the Refunds on the financial position of the Company and/or any further material developments relating to the Refunds.

By Order of the Board
Wong Wai Kay, Ricky
Chairman

Hong Kong, 3 December 2002

“Please also refer to the published version of this announcement in The Standard”.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name: Corinna Sio Title: Finance Director

Dated: December 4, 2002